As filed with the Securities and Exchange Commission on May 26, 2005

Registration No. 333-110325

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2093008
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 CTE DRIVE,

DALLAS, PENNSYLVANIA 18612-9774

(570) 631-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond B. Ostroski

Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive,

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Luciana Fato

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after this Post Effective Amendment becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to Form S-3 is being filed to update the table under the caption “Selling Securityholders.”

The information in this prospectus is not complete and may be changed. These securities may not be sold until the post-effective amendment filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-110325

PROSPECTUS (Subject to Completion)

Issued May 26, 2005

$300,000,000

Commonwealth Telephone Enterprises, Inc.

2003 3 1/4% Convertible Notes Due 2023 and Shares of

Common Stock Issuable Upon Conversion Thereof

On July 18, 2003, Commonwealth Telephone Enterprises, Inc. issued and sold $300,000,000 aggregate principal amount of its 2003 3 1/4% Convertible Notes due 2023 in a private offering. Selling securityholders will use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes.

We will pay interest on the notes on January 15 and July 15 of each year. In addition, we will pay contingent interest for any six-month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding such period equals or exceeds 120% of the principal amount of the notes.

Holders may convert their notes into shares of our common stock at a conversion rate of 17.5439 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on July 15, 2023 only under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events.

Beginning July 18, 2008, we may redeem any of the notes at 100% of their principal amount, plus accrued and unpaid interest. Holders may require us to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, on July 15, 2008, July 15, 2013 and July 15, 2018.

The notes are our unsubordinated unsecured debt and rank equally with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt.

For U.S. federal income tax purposes, the notes are subject to United States federal income tax rules applicable to contingent payment debt instruments. For a more detailed description of the notes, see “Description of Notes.”

We will not receive any of the proceeds from the sale of the notes or the shares of common stock by the selling securityholders. Our common stock is quoted on the Nasdaq National Market under the symbol “CTCO.” On May 24, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $51.40 per share.

Investing in the notes and the common stock involves risks.

See “ Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes or the common stock.

As used in this prospectus, unless the context otherwise requires or as otherwise indicated:

•	“CTE,” “Company,” “we,” “us” and “our” refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

•	“our RLEC” and “CT” refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“our CLEC” and “CTSI” refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Company.

•	“expansion markets” refers to those CTSI markets from which we made a decision to exit in December 2000.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the notes or the common stock issuable upon conversion of the notes. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements, before making an investment decision.

The Company

We are a telecommunications company, providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC markets, which we refer to as our “edge-out” markets. In late 2002, we extended our RLEC “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current Central Pennsylvania market (Lancaster/Reading/York), rather than the establishment of a fourth regional market. We also own and operate other telecommunications-related support businesses which all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations.

Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700.

Recent Developments

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. Both the special dividend and the initial quarterly dividend will be paid on June 30, 2005, to holders of record on June 15, 2005. The “ex-dividend” date for the initial quarterly dividend and the special dividend is June 13, 2005. Noteholders will not be entitled to receive either dividend unless they convert the notes into common stock in transactions that settle on or prior to the record date for the dividends. The dividends will result in an increase in the conversion rate of the notes.

On May 3, 2005, we filed with the Securities and Exchange Commission a registration statement (File No. 333-124555) and a tender offer statement with other related documents relating to a proposed exchange offer pursuant to which we are offering to exchange any and all of the $300 million of our currently outstanding 2003 3¼ % Convertible Notes due 2023 for our new 2005 Series A 3¼ % Convertible Notes due 2023 in an equal principal amount plus an exchange fee of $2.50 per $1,000 principal amount of existing notes. The new notes will contain terms that provide us with the flexibility to settle conversion of the new notes with cash, common stock, or a combination of cash and common stock, at our discretion. The existing notes require us to settle conversions of notes with shares of common stock. If the exchange offer is consummated, this change to the terms of the notes will allow us to reduce or eliminate the dilutive effect on our common stock of future conversions of notes. The terms of the new notes will maintain full dividend protection for the holders of the notes.

We expect to announce the commencement and expiration date of the proposed exchange offer, as well as the other terms and conditions of the offer, during the fiscal quarter ending June 30, 2005.

The Notes

Notes Offered	$300,000,000 principal amount of 2003 3 1/4% Convertible Notes due 2023.

Maturity Date	July 15, 2023, unless earlier redeemed, repurchased or converted.

Interest	3 1/4% per annum on the principal amount, payable semi-annually in arrears in cash on January 15 and July 15 of each year, beginning January 15, 2004.

Contingent Interest	In addition, we will pay contingent interest for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes. During any interest period when contingent interest shall be payable, the contingent interest payable per note will equal 0.25% of the average trading price of a note during the five trading days immediately preceding the first day of the applicable six-month interest period.

Conversion	Holders may convert their notes into shares of our common stock at an initial conversion rate of 17.5439 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $57.00), subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; or

• during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions.”

Sinking Fund	None.

Redemption	We may redeem any of the notes beginning July 18, 2008, by giving holders at least 30 days’ notice. We may redeem the notes either in whole or in part at a cash redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. See “Description of Notes—Optional Redemption by Us.”

Repurchase at the Option of the Holder upon a Designated Event

If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, holders may require us to repurchase all or part of their notes at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

Repurchase at the Option of the Holder	Holders may require us to repurchase all or part of their notes on July 15, 2008, July 15, 2013 and July 15, 2018 at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date. See “Description of Notes—Repurchase at Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds upon the resale of the notes or the common stock by any selling securityholders.

Registration Rights	We have filed a registration statement, of which this prospectus is a part, pursuant to a registration rights agreement with the initial purchasers of the notes. We also agreed to use our reasonable best efforts to keep the shelf registration statement effective until either of the following has occurred:

• all securities covered by the registration statement have been sold pursuant to this shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or

• the expiration of the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act, or any successor provision.

U.S. Federal Income Taxation

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the notes, including our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the notes. A United States Holder (as defined) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a note, including the fair market value of our common stock received upon conversion, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Nasdaq National Market Symbol	CTCO.

Risk Factors

You should carefully consider all of the information contained in this prospectus prior to investing in the notes or the common stock issuable upon conversion of the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 5 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the notes or the common stock issuable upon conversion of the notes.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks related to regulation of the telecommunications industry

The telecommunications industry is subject to extensive regulation at the federal, state and local levels. The costs of complying with this regulation, delays or failures to receive required regulatory approvals, or the enactment of new, adverse regulatory requirements may have a material adverse effect upon our business. The risks presented by the regulatory environment we face include the following:

The amounts we can charge for most of our services are subject to regulatory restrictions. Our financial results have been adversely affected by recent reductions in access rates and may be further adversely affected by future regulatory decisions.

Approximately 14.1% and 12.9% of our consolidated revenues for the years ended December 31, 2004 and 2003, respectively, were from local service fees paid by customers of our RLEC. These fees, and other charges imposed by our RLEC for in-state services, are currently subject to an alternative regulation plan approved by the Pennsylvania Public Utility Commission (“PUC”). We believe that this regulatory arrangement is more favorable to us than traditional rate of return regulation, which requires productivity gains to be passed on to ratepayers.

On November 30, 2004, the Governor of Pennsylvania signed legislation that authorized CT to amend its alternative regulation plan to include a commitment to deliver broadband service to all users by December 31, 2008. Under the legislation, this commitment entitles CT to eliminate the 2% yearly offset in its price adjustment formula, however, CT could be required to refund the additional revenues collected due to this amendment if it fails to meet its broadband commitment. CT filed an amended plan with the PUC incorporating these changes in December 2004, which the PUC approved on March 3, 2005.

Under the amended plan that is now in effect, CT can change its in-state rates, in the aggregate, based on changes in inflation or for events deemed outside of CT’s control that result in reduced revenues or increased expenses. These increases may not be sufficient to cover increases in our costs.

Additionally, approximately 42.6% and 45.4% of our consolidated revenues for the years ended December 31, 2004 and 2003, respectively, came from charges paid to us by other carriers for services CT and CTSI provided in originating and terminating intrastate and interstate toll calls, and terminating local calls received from wireless carriers and other telephone companies. The payments that we receive for these services are regulated by the Federal Communications Commission (“FCC”) and the Pennsylvania PUC. The amounts charged by both CT and CTSI for these services have been reduced by recent regulatory decisions.

CT currently receives its interstate access revenues pursuant to average cost schedules established by the National Exchange Carrier Association (“NECA”). If CT should lose its average schedule status, or if NECA should make changes in its cost schedules, we could incur a significant loss of interstate access revenue.

We cannot predict whether any additional FCC or Pennsylvania PUC rules will be passed that will result in further reductions in the revenues we receive, although the FCC is currently considering proposals that could significantly change the interstate access charge system. Additionally, these agencies’ current rules may change as a result of judicial review or changes in legislation.

If any of the favorable regulatory provisions from which CT currently benefits were to be modified or terminated, we could experience higher costs and/or lower revenues.

Because of its status as a rural telephone company under the Telecommunications Act of 1996, or the Act, CT is not currently required to comply with that Act’s provisions requiring an incumbent carrier to unbundle its network, provide colocation, provide resale discounts, provide interconnection at rates based on forward-looking incremental costs or other items. If this limitation were to change, more competitors could enter our RLEC markets than we currently expect. CT might have to provide these competitors with access to our facilities at rates lower than what we currently charge our customers for use of those facilities. We could also incur additional administrative and regulatory expenses as a result of such newly imposed requirements. The Pennsylvania PUC has authority under the Act to terminate CT’s rural exemption if it receives a request to do so from another telecommunications carrier. To date, no other carrier has made such a request to the Pennsylvania PUC, but we cannot assure you that CT’s rural exemption will remain in effect indefinitely.

Loss of our access to network elements from incumbent telephone companies or an increase in the prices we must pay for those elements would adversely affect CTSI’s business.

Approximately half of CTSI’s customers are served, at least in part, by network elements leased primarily from Verizon. CTSI’s business, therefore, depends in large part on our ability to provide service to our customers by leasing various elements of the incumbent telephone company’s network to provide local service. The Act and FCC and state commission rulings under the Act require incumbent telephone companies to lease us the necessary network elements. If these rules are changed by the FCC or state commissions or are struck down by the courts, our ability to provide service in a cost-effective manner could be adversely affected. For example, the FCC could remove one or more of the necessary elements that the incumbent telephone company is required to provide to us, or permit substantial increases in the amounts the incumbent company can charge CTSI. If incumbent telephone companies were no longer required to provide unbundled network elements on favorable terms, CTSI’s operating margins would be reduced and it might not be able to compete effectively.

The FCC has made several significant changes in recent years to its rules governing access to unbundled network elements. Under the new rules, Verizon is required to continue to offer access to unbundled voice-grade loops, which is the network element most frequently used by CTSI. However, we cannot assure you that these rules will not change in the future in ways adverse to CTSI.

Regulatory requirements could delay or prevent our ability to take actions we consider beneficial to our business.

Pennsylvania law requires us to secure consent from the Pennsylvania PUC before CT or CTSI may issue capital stock, incur long-term debt or sell or otherwise dispose of material utility assets. Both the FCC and the Pennsylvania PUC must review any transaction that results in a “change of control” of a regulated entity or of a holding company of a regulated entity. The approval process for these transactions can be lengthy and could restrict our ability to offer services, set prices, obtain financing, affect mergers or other sales of the Company or take other steps that we may believe to be in our best interest.

Risks related to the competitive nature of the telecommunications industry

The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. The risks to our business from this competition include the following:

Verizon, as the incumbent local carrier in CTSI’s markets, has competitive advantages over us which adversely affect our operating margins.

As the incumbent carrier in CTSI’s markets, Verizon enjoys competitive advantages, including its wireline connection to virtually all of our customers and potential customers, its established brand name and its substantial financial resources. As a competitive local carrier, we are effectively required to discount our services to win potential customers and to pay substantial amounts to Verizon to lease elements of its networks. These factors result in lower operating margins for CTSI, and make us especially vulnerable to any discount pricing policies that Verizon may adopt to exploit its lower-cost structure and greater financial resources. Additionally, Verizon offers in-region long-distance services to its Pennsylvania customers, which allows it to offer attractive service packages to its customers in the markets we serve, including digital subscriber lines, or DSL. Verizon has recently announced a plan to acquire MCI, another competitor in the markets we serve, which may increase Verizon’s advantages.

We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

An important part of our business strategy is to sell additional services to local customers in both the CT and CTSI markets. The markets for these ancillary services, however, are extremely competitive, and in some cases, are dominated by companies far larger than our own with lower costs and greater name recognition and technical and financial resources, than ours. Our competitors for these services include, in addition to Verizon, long-distance companies like AT&T, MCI and Sprint, and, in the Internet service provider business, Time Warner (AOL) and discounted service providers. To compete against these established companies, we expect to have to offer both lower prices and superior service to our customers, and we may not be able to do so on profitable terms. If we are unable to maintain a competitive offering of long-distance, Internet access and other ancillary services, we may lose local customers who prefer to obtain a package of services from one telecommunications provider.

Technological developments could increase our costs and cause a decline in demand for our services.

The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

Our wireline telecommunications services also are in competition or potential competition with numerous alternative technologies, including, in particular, wireless communications. The wireless telecommunications industry is experiencing significant technological change. Wireless carriers are improving the capacity and quality of digital wireless technology, and are also expected to continue to reduce the prices for their services. These developments could reduce customer demand for our services and the prices that we will be able to charge for these services, particularly in CTSI’s markets where a number of wireless providers are established competitors and in certain areas of CT’s territory. We believe that future technological developments are likely to result in further improvements in wireless telecommunications services, as well as in other telecommunications technologies, and are likely to result in increased competition for our various businesses.

Voice over Internet Protocol, also known as VoIP, is an emerging technological trend that could cause a decrease in demand for our traditional telephone services, including the demand for additional lines. VoIP is gaining ground among business users who have found that Internet telephone systems can cut costs and improve efficiency. It is also possible for residential users to use VoIP as a replacement for a traditional telephone line (for example, by obtaining Internet access over a cable television system). We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services.

Some of our competitors have superior resources that may place us at a cost and price disadvantage.

Some of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. These competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and selling of their products and services than we can. Additionally, the greater brand name recognition of some competitors, such as Verizon, requires us to price CTSI’s services at lower levels in order to win business. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

Other business risks

A substantial portion of CTSI’s revenues are derived from Internet service providers, or ISPs. A decline in these ISP customers or their customer base could negatively impact our financial results.

CTSI derives a substantial portion of its revenues directly and indirectly from ISPs. We expect that this reliance will continue in the foreseeable future. ISPs represented approximately 17.1% and 23.2% of CTSI’s revenues for the years ended December 31, 2004 and 2003, respectively. This percentage has decreased as a result of our approximately $700,000 per month reduction in revenue from our revised percent local usage (or PLU) factor with Verizon. These high-margin revenues include services provided directly to ISPs, including local dial tone and transport-type (cap-type) services, and indirect services such as reciprocal compensation, and trunking from Verizon as a result of Verizon’s customers calling these ISPs. Industry-wide trends towards declining usage of dial-up Internet access may threaten the profitability or viability of our ISP customers. If we lose a significant number of these customers that are providing dial-up Internet services, or if a significant portion of these customers are unable to pay amounts owed to us, our financial results would be negatively impacted.

Changes in the jurisdictional mix of CTSI’s traffic with Verizon and GTE have adversely affected its results.

CTSI’s revenues from access charges and reciprocal compensation are affected by the mix of traffic delivered to it by other carriers for termination to CTSI’s customers. In late 2003, Verizon notified CTSI of a reduction in the proportion of its delivered traffic that is subject to intrastate access charges, and a corresponding increase in the proportion that is subject to reciprocal compensation rates. Because the reciprocal compensation rates are significantly lower than intrastate access charges, this change in traffic mix reduced CTSI’s revenues by approximately $700,000 per month during the last two months of 2003 and continued to affect materially its revenues going forward. CTSI was recently notified by Verizon North (formerly GTE), requesting a change in the PLU factor. As a result of this request, CTSI will be using a direct measurement billing approach instead of a PLU factor. The effect on CTSI’s revenue and operating income will be a reduction of approximately $50,000 per month beginning April 2005 based on the current traffic mix.

Demand for some of our services may be adversely affected by a downturn in the U.S. economy.

Demand for some of our services may be adversely affected by a downturn in the U.S. economy. As a result, we may experience lower than expected revenues for some of our businesses going forward. If current general economic conditions worsen, the revenues, cash flow and earnings of our company as a whole could be adversely affected.

Our future switched access lines in service will likely be lower than our historical, and this decline may adversely affect our results.

Additional line penetration in CT’s markets has matured. Additionally, the FCC adopted an order that required CT to increase our monthly subscriber line charges in 2002. Other regulatory actions could result in further increases in CT’s monthly per-line charges, which may discourage customers from purchasing or keeping additional lines. In addition, the growth of DSL has made an additional line redundant. To the extent that additional line penetration continues to decline, our ability to generate additional revenues from this source, which has been very important to our results in recent years, will decrease.

Our growth strategy will require us to invest significant capital in services that may not achieve the desired returns.

We plan to continue to invest capital into services such as DSL. This business is highly competitive (with cable modem being the primary competitor), and we cannot assure you that we will be able to achieve the returns on investment that we expect. Additionally, even if we are successful in our efforts to develop this new business, its operating results and margins will likely be lower than those of our core lines of business. Moreover, we expect that any success we experience in selling DSL service will, to some extent, be offset by reduced demand for additional lines, which can be rendered redundant by DSL.

Any disruption in our services could potentially expose us to a loss of customers or claims for damages.

Because our services are critical to many of our customers’ businesses, any significant interruption in our services could result in a loss of customers or claims by our customers for indirect or consequential damages. Although the standard terms and conditions of our tariffs and customer contracts disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other web site or application problems that the customer may ascribe to us. We cannot assure you that a court would enforce any limitations on our liability. In such cases, we could be liable for substantial damage awards.

We depend on third parties, over whom we have no control, to deliver our services.

Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers and numerous other third parties to deliver our services. CTSI is particularly dependent on cooperation from Verizon in order to provide local service to a portion of its customers, slightly less than half of whom are not completely physically served by our network. We do not have a long-term agreement with Verizon to provide us with the network connections we need, and the terms of our relationship with Verizon are subject to change as the result of regulatory agency and court decisions. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, state highway authorities, local governments and transit authorities, for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

If future acquisitions or business combinations are not successful, we could suffer an adverse effect on our business and results of operations.

From time to time we consider acquisitions of other businesses, some of which could be material to us. To the extent that we make any acquisitions in the future, we may issue common stock that would dilute the ownership of our stockholders, incur debt, assume liabilities or incur large and possibly immediate write-offs.

Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

•	the difficulty of assimilating the operations and personnel of the acquired companies;

•	the potential disruption of our ongoing business and distraction of management;

•	unanticipated expenses related to technology integration;

•	the maintenance of uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	potential unknown liabilities or risks associated with acquired businesses.

We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

As a holding company, we require dividends from subsidiaries to meet our cash requirements.

We are a holding company whose principal assets are the shares of capital stock of our subsidiaries and we do not generate any significant operating revenues of our own. Consequently, we depend on dividends, advances and payments from our subsidiaries (primarily CT) to fund our activities and meet our cash needs, including our debt service requirements. Our subsidiaries are separate and distinct legal entities. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to existing debt covenants, various business considerations and applicable laws and regulations. Accordingly, we cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable us to make payments in respect to our indebtedness.

The restrictive terms imposed by our current CoBank indebtedness may prevent us from achieving some of our business objectives.

CT’s CoBank indebtedness contains various covenants that limit its ability to engage in the following activities:

•	borrow and place liens on assets;

•	pay dividends, make investments or make certain other restricted payments;

•	enter into transactions with affiliates; and

•	sell assets, make acquisitions or merge with or into other companies.

Our ability to modify or comply with these covenants can be affected by events beyond our control. A breach of any of these covenants could also result in a default even if we are able to pay our debt. A default under these covenants or covenants under other financing arrangements we enter into could result in the acceleration of required payments or the inability to receive financing in the future.

Risks Relating to the Notes

The notes will be unsecured and will be effectively subordinated to the obligations of our subsidiaries.

The notes will not be secured by any of our assets or the assets of any of our subsidiaries. In addition, the notes will not be guaranteed by any of our subsidiaries. As of March 31, 2005, the total debt of our subsidiaries was $61.3 million, including trade payables. Claims of creditors of subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes.

Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred shareholders, if any, of our subsidiaries.

We may be unable to repurchase your notes upon the occurrence of a designated event or at the other times you may require us to repurchase your notes.

Upon the occurrence of a designated event, as defined in “Description of Notes,” and on July 15, 2008, July 15, 2013 and July 15, 2018, you will have the right, at your option, to require us to repurchase all or any portion of your notes. A designated event could also constitute an event of default under our other indebtedness, providing the holders of that indebtedness with the right to accelerate borrowings and possibly to prevent payments in respect of the notes until such borrowings were repaid in full. If a designated event were to occur, or on the other dates you may require us to repurchase your notes, there can be no assurance that we would have sufficient funds to pay the purchase price for all the notes tendered by the holders of the notes.

We cannot assure you that an active trading market will develop for the notes.

There has been no public market for the notes. In addition, both the liquidity and the market price quoted for these notes may be adversely affected by changes in the price of our common stock, changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. In particular, the price of the notes may fluctuate with our stock price since the notes are convertible into stock. As a result, we cannot assure you that an active or stable trading market will develop or continue for these notes.

Holders should consider the United States federal income tax consequences of owning the notes.

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the notes, including our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the notes. A United States Holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a note, including the fair market value of our common stock received upon conversion, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Our indebtedness could adversely affect our financial condition and make us susceptible to adverse economic and industry conditions, and could prevent us from fulfilling our obligations under the notes.

As of March 31, 2005, we had total indebtedness of $335.9 million, shareholders’ equity of $283.7 million and a ratio of debt to equity of 1.2 to 1. Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions by, among other things, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to obtain financing in the future to fund these items;

•	result in higher interest expense, as some of our debt is, and will continue to be, at variable rates of interest;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	place us at a competitive disadvantage relative to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or pay cash dividends.

Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt, which could increase the risks created by our significant indebtedness described above.

We may be able to incur substantial additional indebtedness in the future. The indenture governing the notes does not contain any limitation on the amount of debt that we may incur. Although our other indebtedness may contain certain restrictions on our ability to incur additional debt, these restrictions may also be subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. To the extent new debt is added to our current debt levels, the significant leverage risks described above would increase.

Conversion of notes into our common stock may be subject to the receipt of regulatory approvals.

The issuance of our common stock upon conversion of notes may be subject to the receipt of any necessary regulatory approvals. As a telecommunications company, both the FCC and Pennsylvania PUC must review any transaction, including the issuance of common stock, that could result in a “change of control” or “transfer of control” of our company. Accordingly, to the extent that, upon conversion of your notes into common stock, a “change of control” or “transfer of control” of our company could occur, the issuance of our common stock in such a conversion would be subject to the review of the FCC or the Pennsylvania PUC, as applicable. This approval process could be lengthy or could result in the FCC or Pennsylvania PUC prohibiting us from issuing shares of our common stock in such a conversion.

Risks Relating to our Common Stock

If we sell shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 31, 2005, 1,384,008 shares of our common stock were issuable upon the exercise of outstanding stock options, warrants and rights and 2,342,656 shares remain available for future issuance (not including shares reserved for issuance upon conversion of the notes). Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

Our governing documents and applicable laws and regulations may discourage a takeover attempt.

Provisions contained in our articles of incorporation and by-laws, Pennsylvania law and industry regulations could make it difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. For example, our certificate of incorporation and by-laws impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. In addition, Federal and Pennsylvania regulations regarding changes of control in our business are very restrictive. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that you deem beneficial to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

•	uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

•	economic conditions, acquisitions and divestitures;

•	government and regulatory policies;

•	the pricing and availability of equipment, material and inventories;

•	technological developments;

•	reductions in rates or traffic that is subject to access charges;

•	changes in the competitive environment in which we operate; and

•	receipt of necessary approvals.

Additional factors that could cause or contribute to such differences are set forth herein and in “Risk Factors.” Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

USE OF PROCEEDS

We will not receive any of the proceeds upon the resale of the notes and the common stock issuable upon conversion of the notes by any selling securityholders.

COMMON STOCK PRICE RANGE

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO.” Prior to the completion of a recapitalization transaction in September 2003, our class B common stock was traded separately on the Nasdaq Small Cap market under the symbol “CTCOB.” Our class B common stock was delisted from the Nasdaq Small Cap market prior to trading on September 4, 2003.

The following table presents, for the periods indicated, the daily high and low sale price per share of our common stock as reported on the Nasdaq National Market.

	Common Stock Price		Class B Common Stock Price
	High	Low	High	Low
Fiscal Year Ending December 31, 2003
First Quarter	39.77	33.91	39.61	33.50
Second Quarter	44.71	38.50	48.16	38.60
Third Quarter	46.74	36.60	50.81	38.00
Fourth Quarter	42.00	35.65	—	—
Fiscal Year Ending December 31, 2004
First Quarter	41.75	36.07	—	—
Second Quarter	45.97	41.03	—	—
Third Quarter	45.46	42.96	—	—
Fourth Quarter	50.08	43.51	—	—
Fiscal Year Ending December 31, 2005
First Quarter	51.24	46.10	—	—
Second Quarter (through May 24, 2005)	51.81	45.76	—	—

On May 24, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $51.40 per share.

DIVIDEND POLICY

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. Both the special dividend and the initial quarterly dividend will be paid on June 30, 2005, to holders of record on June 15, 2005. The “ex-dividend” date for the initial quarterly dividend and the special dividend is June 13, 2005. Noteholders will not be entitled to receive either dividend unless they convert the notes into common stock in transactions that settle on or prior to the record date for the dividends. The dividends will result in an increase in the conversion rate of the notes.

The payment of cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, other indebtedness we incur may place significant restrictions on our ability to pay dividends.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Three Months Ended March 31, 2005	Fiscal Year Ended December 31,
		2004	2003	2002	2001	2000
		(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$25,099	$96,106	$92,309	$88,593	$61,938	$(79,795)
Adjustments to Earnings:
Fixed charges	4,136	19,412	15,927	12,737	20,447	23,097
Distributed income of equity investees	542	2,903	2,198	2,093	2,028	1,777

Earnings as adjusted	$29,777	$118,421	$110,434	$103,423	$84,413	$(54,921)
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$3,514	$16,800	$13,560	$10,483	$18,348	$20,971
Interest relating to rental expense	622	2,612	2,367	2,254	2,099	2,126

Total fixed charges	$4,136	$19,412	$15,927	$12,737	$20,447	$23,097

Ratio of earnings to fixed charges	7.20	6.10	6.93	8.12	4.13	— (1)

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005.

You should read this table along with our audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2004. See “Where You Can Find More Information.”

As of March 31, 2005
(in thousands)
Cash and temporary cash investments	$336,886

Notes payable (short-term)(1)	$35,000
Long term debt and capital lease obligations, including current maturities of $721	300,901

Total	335,901

Shareholders’ equity:
Common stock, $1.00 par value, 85,000,000 shares authorized, 24,193,476 shares issued and 21,179,583 shares outstanding	24,193
Additional paid-in capital	290,538
Deferred compensation	(16,039)
Accumulated other comprehensive loss	(533)
Retained earnings	102,849
Treasury stock at cost, 3,013,893 shares	(117,320)

Total shareholders’ equity	283,688

Total capitalization	$619,589

(1)	Notes payable (short-term) represents debt under our $35 million 364-day revolving line of credit which matures on May 31, 2005. We intend to enter into a new $85 million 364-day revolving credit facility with CoBank effective on or about May 31, 2005, concurrently with the expiration of the existing facility, which will be repaid at maturity. The purpose of the new facility is to provide increased borrowing capacity and financial flexibility.

DESCRIPTION OF NOTES

The notes were issued under an indenture between us, as issuer, and The Bank of New York, as trustee. The notes and the shares of our common stock issuable upon conversion of the notes are covered by a registration rights agreement. Holders may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge holders to read the indenture because it, and not this description, defines their rights as noteholders. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

As used in this “Description of Notes” section, references to “CTE,” “Company,” “we,” “our” or “us” refer solely to Commonwealth Telephone Enterprises, Inc. and not to its subsidiaries.

General

The notes are unsubordinated unsecured debt and rank on a parity with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt. The notes will be convertible into our common stock as described under “—Conversion of Notes.”

The notes are limited to $300,000,000 aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on July 15, 2023 unless earlier converted, redeemed or repurchased.

The notes are obligations of our company, which is a holding company, and not our subsidiaries. Because we derive substantially all of our revenues from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our obligations under the notes. Our subsidiaries have no obligation to pay amounts due on the notes or to make any funds available to us for payment of the notes upon maturity or upon a redemption or purchase of the notes as described below.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder upon a Designated Event.”

The notes bear interest at a rate of 3.25% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from July 18, 2003, or from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under “—Contingent Interest.” We will pay interest, including contingent interest, if any, on January 15 and July 15 of each year, beginning January 15, 2004, to record holders at the close of business on the preceding January 1 and July 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

We may, from time to time, increase the interest rate for any period if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal on the notes and holders may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to a holder’s address as it appears in the note register, provided that holders with an aggregate principal amount of notes in excess of $2.0 million shall be paid, at their written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

Holders may convert any of their notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes and the obtaining of any regulatory approvals that may be necessary, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	subject to certain exceptions, upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon the occurrence of specified corporate transactions.

The number of shares of common stock holders will receive upon conversion of their notes will be determined by multiplying the number of $1,000 principal amount notes they convert by the conversion rate on the date of conversion. Holders may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is 17.5439 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $57.00 per share.

If we call notes for redemption, holders may convert their notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If holders have submitted their notes for repurchase upon a designated event, they may convert their notes only if they withdraw their repurchase election. Similarly, if holders exercise their option to require us to repurchase their notes other than upon a designated event, those notes may be converted only if they withdraw their election to exercise their option in accordance with the terms of the indenture. Upon conversion of notes, a holder will not receive any cash payment of interest, including contingent interest, if any, and additional interest, if any, accrued on any note that has been converted (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest, including contingent interest, if any, and additional interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest, including contingent interest, if any, and additional interest, if any, in each case, to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the above, if notes are converted after a record date but prior to the corresponding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest, if any, and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest, if any, and additional interest, if any, payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is during such period or (3) to the extent of overdue interest, overdue contingent interest or overdue additional interest, if any overdue interest, overdue contingent interest or overdue additional interest exists at the time of conversion with respect to such note.

For a discussion of holders’ tax treatment upon receipt of our common stock upon conversion, see “Material United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender their notes for conversion into our common stock prior to the close of business on the maturity date during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States national or regional securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive. The “conversion price” with respect to a note as of any day will equal $1,000 divided by the number of shares of common stock issuable upon the conversion of such note on such day.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender their notes for conversion into our common stock prior to the close of business on the maturity date during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time; provided, however, that holders may not convert their notes in reliance on this provision after July 15, 2018 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, holders may convert the notes until the close of business on the second business day immediately preceding the redemption date, after which time their right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify holders at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the second business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if holders will otherwise participate in the distribution without conversion, nor will they have an ability to convert pursuant to this provision.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, holders may surrender their notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction (or, if such consolidation, merger or binding share exchange also constitutes a designated event, until the corresponding designated event repurchase date). If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, holders’ right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which they would have received if they had converted their notes immediately prior to the transaction. If the transaction also constitutes a designated event, holders can require us to repurchase all or a portion of their notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

The indenture states that the Recapitalization Transaction will not trigger any conversion rights.

Conversion Procedures

To convert their note into common stock holders must:

•	complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date, including contingent interest, if any, and additional interest, if any.

The date holders comply with these requirements is the “conversion date” under the indenture. If their interest is a beneficial interest in a global note, to convert they must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock rights or warrants to purchase our common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at a price less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of their notes holders of notes will be entitled to receive the same type of consideration which they would have been entitled to receive if they had converted the notes into our common stock immediately prior to any of these events.

The indenture states that the Recapitalization Transaction will not trigger an adjustment to the conversion rate.

We may, from time to time, to the extent permitted by law, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive (as permitted by Nasdaq Marketplace rules). In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution.

Holders may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six-month period commencing July 15, 2008, if the trading price of the notes, as defined above under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition,” for each of the five trading days immediately preceding the first day of the applicable six-month period, equals 120% or more of the principal amount of the notes. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal 0.25% of the average trading price of $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments in the same manner as regular interest payments.

We will notify the note holders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Us

Beginning July 18, 2008, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date, to the record holder on the record date corresponding to such interest payment date. We are required to give notice of redemption by mail to holders no more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and that holder converts a portion of its notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

Holders have the right to require us to repurchase their notes, in whole or in part, on July 15, 2008, July 15, 2013 and July 15, 2018 for cash. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be an amount in cash equal to 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

A holder’s right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest, if any, and additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

Our ability to repurchase notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, holders may require us to repurchase their notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the notes at a cash price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date. However, if the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date, to the record holder on the record date corresponding to such interest payment date.

We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If holders elect to require us to repurchase their notes, they must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, their repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest, if any, and additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

These designated event repurchase rights could discourage a potential acquirer of our company. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of our company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing or redeeming notes, we could seek the consent of our lenders to redeem or repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the notes. Our failure to redeem or repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Us

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the notes;

•	we fail to pay any interest, including contingent interest, if any, and additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest, including contingent interest, if any, or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued interest, including contingent interest, if any, and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal and accrued interest, including contingent interest, if any, and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest, if any, or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal or interest, including contingent interest, if any, and additional interest, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest, if any, and additional interest, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest, if any, or additional interest, if any, of any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note at the option of a holder or upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest, including contingent interest, if any, and additional interest, if any, on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers, in which we agreed to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act, or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of our company under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of our company under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

We will pay additional interest if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available.

In no event will additional interest accrue at a rate per annum exceeding 0.50%.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling shareholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses with respect to the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders through brokers and dealers.

Upon receipt of a completed questionnaire after the effectiveness of the registration statement, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit holders to deliver their prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined additional interest described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If holders do not complete and deliver a questionnaire in the manner described above or provide the other information we may request, they will not be named as a selling shareholder in the prospectus and will not be permitted to sell their registrable securities pursuant to the shelf registration statement and will not be entitled to additional interest. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws.

Authorized Capital Stock

Under our articles of incorporation, our authorized capital stock consists of 85,000,000 shares of common stock, par value $1.00 per share and 25,000,000 shares of preferred stock, without par value.

Common Stock

The holders of common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

Holders of common stock have cumulative voting rights in the election of directors and do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no redemption rights or sinking fund provisions with respect to the common stock.

Except for amendments adopted by our board of directors as described in “—Preferred Stock” below, any proposed amendment to our articles of incorporation that would (i) increase or decrease the par value of any class; (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely; (iii) increase the authorized number of shares of any class; (iv) authorize a new class of shares senior or superior in any respect to the shares of any class; or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, would require the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, in addition to the approval of a majority of the votes entitled to be cast by the holders of common stock.

Preferred Stock

Under our articles of incorporation, up to 25,000,000 shares of preferred stock may be issued in such series and with such rights and preferences as the board of directors may determine. The board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, is empowered by our articles of incorporation to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a holder of the notes or a shareholder might consider favorable. Set forth below is a description of certain of these provisions.

“Blank Check” Preferred Stock.    Our articles of incorporation empower the board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any, and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Special Meetings of Shareholders.    Our bylaws provide that, except in relation to preferred stock, special meetings of stockholders may be called by the president, two or more directors or the holders of at least 10% of the outstanding stock of our company that is entitled to vote.

Staggered Terms for Directors.    Our bylaws provide that the directors of our company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the shareholders for a term of three years to succeed the directors whose terms then expire.

Provisions of the Pennsylvania Business Corporation Law.    The Pennsylvania Business Corporation Law provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short- and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control. Our articles of incorporation and bylaws do not provide an exemption from these provisions.

Transfers Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for the common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and our common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the notes or our common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax; and

•	Non-United States Holders (as defined below) that hold, or will hold, more than 5% of the notes or that hold, or will hold, actually or constructively (pursuant to the conversion feature or otherwise), more than 5% of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary is for general information only. Accordingly, persons considering the purchase of the notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any estate tax consequences or tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent payment debt regulations”). Pursuant to the terms of the indenture, we have agreed, and every holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. However, the proper application of the contingent payment debt regulations to the notes is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service (“IRS”) will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income and estate tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

As used herein, the term “United States Holder” means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest Accruals on the Notes

Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the “comparable yield”) determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. At the time the notes were issued we determined the comparable yield to be 8.00%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, at the time the notes were issued we were required to construct a “projected payment schedule” in respect of the notes, representing a series of payments (including payments at maturity, taking into account the conversion feature) the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The projected payment schedule for the notes includes an estimate for a payment at maturity taking into account the anticipated value of our common stock at that time. Holders that wish to obtain the projected payment schedule may do so by contacting Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania, 18612-9774, Attention: Senior Vice-President, Investor Relations.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that will be paid on the notes, or the value at any time of the common stock into which the notes may be converted. For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, we have agreed, and every United States Holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary), to be bound by our determination of the comparable yield and projected payment schedule.

Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). In addition, a United States Holder that purchases a note for an amount which is more or less than its adjusted issue price on the date of purchase will be required to make further adjustments in the manner described below.

The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods. The issue price of the note was $1,000.00.

In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a “positive adjustment”) in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a “negative adjustment” equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

A United States Holder whose tax basis in a note differs from the adjusted issued price of the note at the time of acquisition must reasonably allocate the difference to (i) daily portions of interest or (ii) the projected payment at maturity. An allocation to daily portions of interest should be reasonable to the extent that the difference is due to a change in the yield, at such acquisition date, at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. An allocation to the projected payment at maturity should be reasonable to the extent that the anticipated value of our common stock at maturity, determined on the basis of the market conditions at the acquisition date, differs from the anticipated value of our common stock, as it had been determined on the basis of market conditions which prevailed at the time of original issuance.

If a United States Holder’s tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment.

If a United States Holder’s tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

It should be noted that generally the rules for accrual of premium or discount will not apply. A United States Holder who purchases notes for an amount that is more or less than the adjusted issue price of the notes should consult its tax advisor regarding the adjustments described above.

Sale, Conversion, Exchange or Retirement of the Notes

Upon a sale, conversion, exchange or retirement of a note for cash or our common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the United States Holder’s purchase price for the note, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments previously made on the notes to the United States Holder. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

A United States Holder’s tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes. It is unclear whether any such constructive dividend would be eligible for the reduced rates of U.S. federal income tax applicable to certain dividends received by noncorporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends-received deduction with respect to a constructive dividend. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend.

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ended March 31, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. As a result of the special dividend and the quarterly dividends, the conversion rate of the notes will be increased in accordance with the anti-dilution provisions thereof. Accordingly, as described above, United States Holders of the notes will be treated for U.S. federal income tax purposes as receiving a taxable dividend based on the value (on the date on which the dividends are treated as being paid) of additional shares that would be received on conversion as a result of the anti-dilution provisions, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles.

Taxation of Distributions on Common Stock

Distributions paid on our common stock received upon conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by noncorporate United States Holders on common stock for taxable years beginning prior to January 1, 2009 may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisors regarding the tax treatment of any distributions paid on our common stock.

Sale or Other Disposition of Common Stock

Gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the

United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Tax Consequences to Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a note or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

Notes

All payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement of a note and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively (pursuant to the conversion feature or otherwise), 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

•	such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

•	in the case of a sale, conversion, exchange or retirement of the notes, such Non-United States Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met; and

•	in the case of gain realized on the sale, conversion, exchange or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement and the period during which the Non-United States Holder held the notes, a U.S. real property holding corporation. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale, conversion, exchange or retirement of a note by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note, or any gain realized on the sale, conversion, exchange or retirement of the note, are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the notes, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Constructive Dividends

If a Non-United States Holder were deemed to have received a constructive dividend (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally will be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest, shares of common stock or proceeds subsequently paid or credited to the Non-United States Holders of the notes. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

As a result of the special dividend and quarterly dividends mentioned above (see “-Tax Consequences to United States Holders-Constructive Dividends,” above), the conversion rate of the notes will be increased in accordance with the anti-dilution provisions thereof. Accordingly, Non-United States Holders of the notes will be deemed for U.S. federal income tax purposes to have received a taxable dividend based on the value (on the date on which the dividends are treated as being paid) of additional shares that would be received on conversion as a result of the anti-dilution provisions, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles.

Distributions on Common Stock

Dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends) are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

•

we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period during which the Non-United States Holder held the common stock. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale or exchange of the common stock by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above). These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the notes, the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States information reporting and backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U. S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker Incorporated and Wachovia Capital Markets, LLC (the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock. Wachovia Bank, National Association, formerly First Union National Bank, an affiliate of Wachovia Capital Markets, LLC, acted as administrative agent in connection with our revolving credit facility, which was terminated on July 17, 2003.

The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling securityholders and the percentages are based on $300 million principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion price of $57.00 per share.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling security holders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling securityholders upon consummation of any such sales.

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Acuity Master Fund, Ltd.	2,400,000	*	42,105	42,105	—
Advent Convertible Master (Cayman) L.P.	7,374,000	2.5%	129,369	129,369	—
Alcon Laboratories	391,000	*	6,860	6,860	—
Alexandra Global Master Fund, LTD.	3,000,000	1.0%	52,632	52,632	—
Allentown City Firefighters Pension Plan	14,000	*	246	246	—
Allentown City Officers & Employees Pension Fund	16,000	*	281	281	—
Allentown City Police Pension Plan	24,000	*	421	421	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Allstate Insurance Company	1,400,000	*	33,961	24,561	9,400
Alpha US Sub Fund 4 LLC	329,000	*	5,772	5,772	—
Amaranth L.L.C.	40,683,000	13.6%	713,738	713,738	—
American Century Capital Portfolios Inc.	6,839,000	2.3%	119,982	119,982	—
American Investors Life Insurance Co.	600,000	*	10,526	10,526	—
Amerus Life Insurance Co.	1,100,000	*	19,298	19,298	—
Arapahoe County Colorado	49,000	*	860	860	—
Argent Classic Convertible Arbitrage Fund L.P.	1,820,000	*	31,930	31,930	—
Argent Classic Convertible Arbitrage Fund II, L.P.	310,000	*	5,439	5,439	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	6,680,000	2.2%	117,193	117,193	—
Argent LowLev Convertible Arbitrage Fund, LLC	520,000	*	9,123	9,123	—
Argent LowLev Convertible Arbitrage Fund, II, LLC	80,000	*	1,404	1,404	—
Argent LowLev Convertible Arbitrage Fund LTD.	2,400,000	*	42,105	42,105	—
Arlington County Employees Retirement System	676,000	*	11,860	11,860	—
Asante Health Systems	101,000	*	1,772	1,772	—
Bancroft Convertible Fund, Inc.	550,000	*	9,649	9,649	—
BBT Fund, L.P.	5,200,000	1.7%	91,228	91,228	—
Bear, Stearns & Co., Inc.	1,000,000	*	17,544	17,544	—
Black Diamond Convertible Offshore LDC	1,017,000	*	17,842	17,842	—
Black Diamond Offshore Ltd.	636,000	*	11,158	11,158	—
Boilermakers Blacksmith Pension Trust	1,725,000	*	30,263	30,263	—
BP Amoco PLC Master Trust	281,000	*	4,930	4,930	—
British Virgin Islands Social Security Board	88,000	*	1,544	1,544	—
BTES Convertible ARB	50,000	*	877	877	—
BTOP Growth VS Value	200,000	*	3,509	3,509	—
Calamos® Market Neutral Fund—Calamos® Investment Fund	6,700,000	2.2%	117,544	117,544	—
City and County of San Francisco Retirement System	1,493,000	*	26,193	26,193	—
Citigroup Global Markets Ltd	12,000,000	4.0%	210,527	210,527	—
City of New Orleans	206,000	*	3,614	3,614	—
City University of New York	152,000	*	2,667	2,667	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Class C Trading Company, Ltd.	500,000	*	8,772	8,772	—
CNH CA Master Account L.P.	750,000	*	13,158	13,158	—
Concentrated Alpha Partners, L.P.	2,000,000	*	35,087	35,087	—
Consulting Group Capital Markets Funds	900,000	*	15,790	15,790	—
Convertible Securities Fund	75,000	*	1,316	1,316	—
Credit Suisse First Boston Europe Ltd.	2,500,000	*	43,860	43,860	—
CSS, L.L.C.	2,000,000	*	35,088	35,088	—
Daimler Chrysler Corp Emp #1 Pension Plan	2,115,000	*	37,105	37,105	—
DBAG London	17,183,000	5.7%	301,457	301,457	—
Deep Haven Domestic Convertible Trading Ltd.	8,922,000	3.0%	156,526	156,526	—
D.E. Shaw Investment Group, L.L.C.	1,200,000	*	21,053	21,053	—
D.E. Shaw Valence Portfolios, L.L.C.	4,800,000	1.6%	84,211	84,211	—
Delta Airlines Master Trust	395,000	*	6,930	6,930	—
Delaware Public Employees Retirement System	1,565,000	*	27,456	27,456	—
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer	8,000	*	140	140	—
DKR Sound Shore Strategic Holding Fund Ltd.	8,000,000	2.7%	140,351	140,351	—
Double Black Diamond Offshore Ltd.	3,240,000	1.1%	56,842	56,842	—
Duke Endowment	335,000	*	5,877	5,877	—
Ellsworth Convertible Growth and Income Fund, Inc.	550,000	*	9,649	9,649	—
Fore Convertible Master Fund, Ltd.	1,000,000	*	17,544	17,544	—
Franklin and Marshall College	195,000	*	3,421	3,421	—
Gaia Offshore Master Fund Ltd.	19,697,000	6.6%	345,562	345,562	—
Global Bermuda Limited Partnership	1,600,000	*	28,070	28,070	—
Goldman Sachs & Company	7,500,000	2.5%	131,579	131,579	—
Grady Hospital Foundation	134,000	*	2,351	2,351	—
Guggenheim Portfolio Company VIII	250,000	*	4,386	4,386	—
Guggenheim Portfolio Company XV, LLC	50,000	*	877	877	—
Hfr Arbitrage Fund	353,000	*	6,193	6,193	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Highbridge International LLC	10,500,000	3.5%	184,211	184,211	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	95,000	*	1,667	1,667	—
ING Convertible Fund	1,980,000	*	34,737	34,737	—
ING VP Convertible Portfolio	30,000	*	526	526	—
Jefferies & Company Inc.	2,000	*	35	35	—
KBC Financial Products USA Inc.	2,180,000	*	38,245	38,245	—
Lakeshore International Limited	6,400,000	2.1%	112,281	112,281	—
LDG Limited	176,000	*	3,088	3,088	—
Lexington Vantage Fund	44,000	*	772	772	—
Lyxor	875,000	*	15,351	15,351	—
Lyxor/Gaia II Fund Ltd.	2,250,000	*	39,474	39,474	—
Lyxor Master Fund	500,000	*	8,772	8,772	—
Managers Convertible Securities—Convertible Securities Fund	250,000	*	4,385	4,385	—
Man Convertible Bond Master Fund, Ltd.	5,416,000	1.8%	95,018	95,018	—
Man Mac 1 Limited	250,000	*	4,386	4,386	—
McMahon Securities Co. L.P.	1,576,000	*	27,649	27,649	—
Morgan Stanley & Co., Incorporated	11,072,000	3.7%	194,246	194,246	—
Morgan Stanley Convertible Securities Trust	1,000,000	*	17,544	17,544	—
MSD TCB, LP	6,500,000	2.2%	114,035	114,035	—
Municipal Employees	242,000	*	4,246	4,246	—
Nations Convertible Securities Fund	6,465,000	2.2%	113,421	113,421	—
New Orleans Firefighters Pension / Relief Fund	137,000	*	2,404	2,404	—
Newport Alternative Income Fund	130,000	*	2,281	2,281	—
Nisswa Master Fund Ltd.	1,000,000	*	17,544	17,544	—
Nomura Securities Intl Inc	29,000,000	9.7%	508,773	508,773	—
Occidental Petroleum Corporation	272,000	*	4,772	4,772	—
Polaris Vega Fund L.P.	250,000	*	4,386	4,386	—
Pro-mutual	759,000	*	13,316	13,316	—
Ramius Master Fund, LTD	4,125,000	1.4%	72,369	72,369	—
Ramius Partners II, LP	200,000	*	3,509	3,509	—
RBC Alternative Assets, L.P.	400,000	*	7,018	7,018	—
RCG Latitude Master Fund, LTD	3,925,000	1.3%	68,860	68,860	—
RCG Multi Strategy Master Fund, LTD	1,150,000	*	20,175	20,175	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer	7,000	*	123	123	—
Royal Bank of Canada	3,000,000	1.0%	52,646	52,632	14
S.A.C. Arbitrage Fund, LLC	20,000,000	6.7%	350,878	350,878	—
Sagamore Hill Hub Fund, LTD	13,500,000	4.5%	236,842	236,842	—
Sage Capital	100,000	*	1,754	1,754	—
Sage Capital Management, LLC	4,900,000	1.6%	85,965	85,965	—
Satellite Convertible Arbitrage Master Fund, LLC	2,000,000	*	35,088	35,088	—
S G Cowen Securities Corporation	4,250,000	1.4%	74,562	74,562	—
Silver Convertible Arbitrage Fund, LDC	400,000	*	7,018	7,018	—
Silvercreek Limited Partnership	560,000	*	9,825	9,825	—
Silvercreek II Limited	310,000	*	5,439	5,439	—
Southern Farm Bureau Life Insurance	1,010,000	*	17,719	17,719	—
Sphinx Convertible Arb Fund SPC	147,000	*	2,578	2,578	—
Sphinx Convertible Arbitrage Fund SPC	107,000	*	1,877	1,877	—
Sphinx Fund	107,000	*	1,877	1,877	—
SSI Blended Market Neutral L.P.	181,000	*	3,175	3,175	—
SSI Hedged Convertible Market Neutral L.P.	223,000	*	3,912	3,912	—
State of Maryland Retirement Agency	3,237,000	1.1%	56,790	56,790	—
State Street Bank Custodian for GE Pension Trust	1,690,000	*	29,649	29,649	—
St. Thomas Trading, Ltd.	9,584,000	3.2%	168,141	168,141	—
Sun America Value Portfolio	442,000	*	7,754	7,754	—
Sunrise Partners Limited Partnership	6,992,000	2.3%	126,220	122,667	3,553
Tag Associates	69,000	*	1,211	1,211	—
Teachers Insurance and Annuity Association of America	12,000,000	4.0%	210,527	210,527	—
TD Securities (USA) Inc.	2,500,000	*	43,860	43,860	—
Tempo Master Fund LP	10,000,000	3.3%	175,439	175,439	—
The Coast Fund, L.P.	1,000,000	*	17,544	17,544	—
The Grable Foundation	89,000	*	1,561	1,561	—
TQA Master Fund, LTD	1,726,000	*	30,281	30,281	—
TQA Master Plus Fund, LTD	2,622,000	*	46,000	46,000	—
Trustmark Insurance	340,000	*	5,965	5,965	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Viacom Inc. Pension Plan Master Trust	9,000	*	158	158	—
UBS AG London F/B/O PB Desk	2,500,000	*	43,860	43,860	—
Wachovia Bank National Association	20,000,000	6.7%	350,878	350,878	—
Wachovia Securities LLC.	250,000	*	4,386	4,386	—
White River Securities L.L.C.	1,000,000	*	17,544	17,544	—
Worldwide Transactions Ltd.	107,000	*	1,877	1,877	—
Xavex Convertible Arbitrage 2 Fund	100,000	*	1,754	1,754	—
Xavex Convertible Arbitrage 5 Fund	550,000	*	9,649	9,649	—
Xavex-Convertible Arbitrage 7 Fund	423,000	*	7,421	7,421	—
Xavex Convertible Arbitrage 10 Fund	690,000	*	12,105	12,105	—
Zurich Institutional Benchmarks Master Fund Ltd.	1,033,000	*	18,123	18,123	—

Total**	300,000,000	100%	5,276,137	5,263,170	12,967

*	Represents less than 1.0%.
**	The sum of the listed principal amount of notes beneficially owned by selling securityholders actually exceeds $300,000,000 because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we have received beneficial ownership information from additional selling securityholders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $300,000,000.
(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 17.5439 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.
(2)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

PLAN OF DISTRIBUTION

The notes and the underlying common stock are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the underlying common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the underlying common stock. However, the selling securityholders will pay all underwriting discounts, commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the common stock into which the notes are convertible from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the common stock into which the notes are convertible to close out such short positions, or loan or pledge the notes and the common stock into which the notes are convertible to broker-dealers that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes and the common stock into which the notes are convertible through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes and the common stock into which the notes are convertible, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes and the common stock into which the notes are convertible and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and the common stock into which the notes are convertible, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and underlying common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the common stock into which the notes are convertible may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the notes or common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock into which the notes are convertible by the selling securityholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock into which the notes are convertible to engage in market-making activities with respect to the particular notes and the common stock into which the notes are convertible being distributed. All of the above may affect the marketability of the notes and the common stock into which the notes are convertible and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock into which the notes are convertible.

Under the securities laws of certain states, the notes and the common stock into which the notes are convertible may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the notes and the common stock into which the notes are convertible may not be sold unless the notes and the common stock into which the notes are convertible have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay additional interest.

LEGAL MATTERS

Certain legal matters regarding the notes and the shares of common stock issuable upon conversion of the notes will be passed on for us by Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary of our company, and by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of all offerings of securities made by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Reports on Form 8-K, filed January 31, 2005 and May 23, 2005; and

•	The description of our common stock included in our Registration Statement on Form 8-A filed on September 25, 1998.

Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of any of the documents that are incorporated by reference into this prospectus, other than exhibits that are not specifically incorporated by reference into such documents, and our certificate of incorporation and bylaws, at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

(570) 631-2700

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-3 under the Securities Act with respect to the notes and the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We also maintain an Internet site at http://www.ct-enterprises.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO,” and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street N.W., Washington, D.C. 20006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

Amount
SEC Registration Fee	$24,270
Printing Expenses	50,000
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	20,000
Miscellaneous	3,730

Total	$148,000

Each of the amounts set forth above, other than the Registration fee, is an estimate.

Item 15.    Indemnification of Directors and Officers.

Section 1713 of Subchapter B of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provides that, if the bylaws of a business corporation so provide, no director shall be personally liable for monetary damages for any action or failure to act unless the director has breached or failed to perform his or her duties under Subchapter B of Chapter 17 of the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, provided that such provision does not apply to the responsibility or liability of a director with respect to any criminal statute or for the payment of taxes. Our bylaws contain provisions which limit the liability of directors as described in Section 1713.

Subchapter D (Sections 1741 through 1750) of Chapter 17 of the BCL contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers, employees and agents (collectively, “Representatives”) and related matters.

Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 1742 provides for indemnification with respect to derivative actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs; by independent legal counsel; or by the shareholders.

Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the Company’s Bylaws, advancement of expenses shall be authorized by the board of directors.

Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office and that the corporation may create a fund or otherwise secure or insure its indemnification obligation, whether arising by law or otherwise.

Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the BCL.

Sections 1748 and 1749 apply the indemnification and advancement of expense provisions contained in Subchapter D of Chapter 17 of the BCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation with respect to an employee benefit plan.

Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representatives of such Representatives.

Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suits or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he is or was a director or officer of our company, or is or was serving at the request of our company as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, shall be indemnified and held harmless by our company, to the extent such person is not otherwise entitled to indemnification (including indemnification under any insurance policy maintained by the person, our company or any other entity), to the fullest extent authorized by Pennsylvania law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. We shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of our company. Indemnification thereunder shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The right to indemnification conferred by our bylaws shall be a contract right and shall include the right to be paid by us the expenses incurred in defending any such proceeding in advance of its final disposition. If Pennsylvania law so requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer

(and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to us of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

We may, by action of our board of directors, enter into contracts with its directors, officers, employees and/or agents to provide such indemnification for such actions as it may deem appropriate not inconsistent with the provisions of applicable Pennsylvania law.

Our bylaws authorize us to purchase and maintain insurance to protect itself and/or any director, officer, employee or agent of our company or another entity against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss pursuant to applicable Pennsylvania law now or hereafter in effect. We have purchased such insurance.

Item 16.    Exhibits

Exhibits marked with an asterisk are filed herewith. Exhibits marked with two asterisks have been filed previously.

Exhibit Number	Description

2.1	Limited Liability Company Operating Agreement of CTSI, LLC dated June 30, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-11053).

2.2	Agreement and Plan of Merger between CTSI, Inc. and CTSI, LLC dated June 22, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-11053).

2.3	Limited Liability Company Operating Agreement of CTE Telecom, LLC dated December 2, 2002 is incorporated herein by reference to Exhibit 2(e) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 0-11053).

2.4	Agreement and Plan of Merger between Commonwealth Long Distance Company and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(f) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 0-11053).

2.5	Agreement and Plan of Merger between epix® Internet Services, Inc. and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(g) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 0-11053).

2.6	Recapitalization Agreement, dated April 24, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 2.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003 (Commission File No. 0-11053).

3.1	Amended and Restated Articles of Incorporation dated September 3, 2003 (Previously filed as Exhibit 3.12).**

3.2	By-laws of Registrant, as amended and restated as of December 3, 2003 are incorporated herein by reference to Exhibit 3.1 to the Company’s Report on Form 8-K as filed with the Commission on December 3, 2003 (Commission File No. 0-11053).

Exhibit Number	Description

4.1	Loan Agreement dated as of March 29, 1994, made by and between Commonwealth Telephone Company and the National Bank for Cooperatives is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994 (Commission File No. 0-11053).

4.2	Line of Credit Agreement dated as of September 30, 1999 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 0-11053).

4.3	Line of Credit Amendment dated as of September 15, 2000 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 0-11053).

4.4	Amended and Restated Line of Credit Agreement dated April 6, 2001 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2001 (Commission File No. 0-11053).

4.5	Second Amended and Restated Line of Credit Agreement dated June 4, 2002 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

4.6	Letter agreement dated March 13, 2003 to amend the Loan Agreement dated as of March 29, 1994 and the Second Amended and Restated Line of Credit Agreement dated as of June 4, 2002 between Commonwealth Telephone Company and CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2003 (Commission File No. 0-11053).

4.7	Agreement Regarding Amendments to Loan Documents dated June 2, 2003 by and between Commonwealth Telephone Company as borrower and CoBank, ACB is incorporated herein by reference to Exhibit 4.1 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 0-11053).

4.8	Indenture for 3¼% Convertible Notes due 2023 dated July 18, 2003 between Commonwealth Telephone Enterprises, Inc. and the Bank of New York (Previously filed as Exhibit 4.10).**

4.9	Form of 3¼% Convertible Notes due 2023 (Previously filed as Exhibit 4.10).**

4.10	Registration Rights Agreement dated July 18, 2003 by and among Commonwealth Telephone Enterprises, Inc. and Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker, Incorporated and Wachovia Capital Markets, LLC, as Initial Purchasers (Previously filed as Exhibit 4.12).**

4.11	Amendment to Line of Credit Agreement entered into as of May 20, 2004 by and between Commonwealth Telephone Company and CoBank, ACB is incorporated herein by reference to Exhibit No. 4.6 to the Company’s Post Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement as filed with the Commission on July 26, 2004, Registration No. 333-110325.

5.1	Opinion of Raymond B. Ostroski, Senior Vice President, General Counsel and Secretary.**

5.2	Opinion of Davis Polk & Wardwell.**

10.1	C-TEC Corporation, 1994 Stock Option Plan is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994 (Commission File No. 0-11053).

10.2	C-TEC Corporation 1994 Stock Option Plan, as amended, is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64563.

Exhibit Number	Description

10.3	C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64677.

10.4	Registration Rights Agreement dated October 23, 1998 among Registrant, Walter Scott, Jr., James Q. Crowe and David C. McCourt is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K dated October 28, 1998 (Commission File No. 0-11053).

10.5	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 0-11053).

10.6	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit 99.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 0-11053).

10.7	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2000 (Commission File No. 0-11053).

10.8	Registration Rights Agreement dated February 7, 2002, between Registrant and Level 3 Communications, Inc. is incorporated herein by reference to Exhibit 10.13 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-82366.

10.9	Consulting Agreement dated March 1, 2002, by and between CTE Services, Inc. and James DePolo d/b/a Westminster Marketing Associates is incorporated herein by reference to Exhibit 10(n) to the Company’s Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-11053).

10.10	Amendment No. 1 effective May 15, 2002, to the CTE Equity Incentive Plan (formerly known as the CTEC Corporation 1996 Equity Incentive Plan) is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

10.11	Commonwealth Telephone Enterprises, Inc. Bonus Plan is incorporated herein by reference to Exhibit 10(b) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

10.12	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective September 5, 2002 is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 0-11053).

10.13	Shelf Registration Agreement dated as of November 12, 2002 among Registrant, Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-101127.

10.14	Amendment No. 1 to the Registration Rights Agreement dated April 23, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003 (Commission File No. 0-11053).

10.15	Non-Management Directors’ Stock Compensation Plan effective February 25, 2004, is incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2004 (Commission File No. 0-11053).

Exhibit Number	Description

10.16	Commonwealth Telephone Enterprises, Inc. Commonwealth Builder 401(k) Plan (As Amended 2004) is incorporated herein by reference to Exhibit 4.3 to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 333-117450.

10.17	Agreement and Release dated as of July 20, 2004, by and between Commonwealth Telephone Enterprises Inc. and James DePolo.**

12.1	Statement regarding Computation of Ratios of Earnings to Fixed Charges.*

21.1	A list of subsidiaries of the Registrant is incorporated herein by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (Commission File No. 0-11053).

23.1	Consent of PricewaterhouseCoopers LLP.*

23.2	Consent of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary (included in Exhibit 5.1).**

23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.2).**

24.1	Powers of Attorney.**

25.1	Form T-1 Statement of Eligibility of The Bank of New York as Trustee.**

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 8 to Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Dallas, Commonwealth of Pennsylvania, on May 26, 2005.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/s/ MICHAEL J. MAHONEY
	Name:	Michael J. Mahoney
	Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL J. MAHONEY Michael J. Mahoney	President, Chief Executive Officer and Director (principal executive officer)	May 26, 2005

* Donald P. Cawley	Executive Vice President and Chief Accounting Officer (principal financial officer)

* Walter Scott, Jr.	Chairman of the Board of Directors

* James Q. Crowe	Director

* Frank M. Henry	Director

* Richard R. Jaros	Director

* Daniel E. Knowles	Director

* David C. Mitchell	Director

* Eugene Roth	Director

* John J. Whyte	Director

*By:	/S/ MICHAEL J. MAHONEY Michael J. Mahoney, Attorney-in-Fact	May 26, 2005

EXHIBIT INDEX

Exhibits marked with an asterisk are filed herewith. Exhibits marked with two asterisks have been previously filed. Commission and are incorporated by reference.

Exhibit Number	Description

2.1	Limited Liability Company Operating Agreement of CTSI, LLC dated June 30, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-11053).

2.2	Agreement and Plan of Merger between CTSI, Inc. and CTSI, LLC dated June 22, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-11053).

2.3	Limited Liability Company Operating Agreement of CTE Telecom, LLC dated December 2, 2002 is incorporated herein by reference to Exhibit 2(e) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 0-11053).

2.4	Agreement and Plan of Merger between Commonwealth Long Distance Company and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(f) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 0-11053).

2.5	Agreement and Plan of Merger between epix® Internet Services, Inc. and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(g) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 0-11053).

2.6	Recapitalization Agreement, dated April 24, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 2.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003 (Commission File No. 0-11053).

3.1	Amended and Restated Articles of Incorporation dated September 3, 2003 (Previously filed as Exhibit 3.12).**

3.2	By-laws of Registrant, as amended and restated as of December 3, 2003 are incorporated herein by reference to Exhibit 3.1 to the Company’s Report on Form 8-K as filed with the Commission on December 3, 2003 (Commission File No. 0-11053).

4.1	Loan Agreement dated as of March 29, 1994, made by and between Commonwealth Telephone Company and the National Bank for Cooperatives is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994 (Commission File No. 0-11053).

4.2	Line of Credit Agreement dated as of September 30, 1999 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 0-11053).

4.3	Line of Credit Amendment dated as of September 15, 2000 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 0-11053).

4.4	Amended and Restated Line of Credit Agreement dated April 6, 2001 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2001 (Commission File No. 0-11053).

Exhibit Number	Description

4.5	Second Amended and Restated Line of Credit Agreement dated June 4, 2002 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

4.6	Letter agreement dated March 13, 2003 to amend the Loan Agreement dated as of March 29, 1994 and the Second Amended and Restated Line of Credit Agreement dated as of June 4, 2002 between Commonwealth Telephone Company and CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2003 (Commission File No. 0-11053).

4.7	Agreement Regarding Amendments to Loan Documents dated June 2, 2003 by and between Commonwealth Telephone Company as borrower and CoBank, ACB is incorporated herein by reference to Exhibit 4.1 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 0-11053).

4.8	Indenture for 3¼% Convertible Notes due 2023 dated July 18, 2003 between Commonwealth Telephone Enterprises, Inc. and the Bank of New York (Previously filed as Exhibit 4.10).**

4.9	Form of 3¼% Convertible Notes due 2023 (Previously filed as Exhibit 4.10).**

4.10	Registration Rights Agreement dated July 18, 2003 by and among Commonwealth Telephone Enterprises, Inc. and Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker, Incorporated and Wachovia Capital Markets, LLC, as Initial Purchasers (Previously filed as Exhibit 4.12).**

4.11	Amendment to Line of Credit Agreement entered into as of May 20, 2004 by and between Commonwealth Telephone Company and CoBank, ACB is incorporated herein by reference to Exhibit No. 4.6 to the Company’s Post Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement as filed with the Commission on July 26, 2004, Registration No. 333-110325.

5.1	Opinion of Raymond B. Ostroski, Senior Vice President, General Counsel and Secretary.**

5.2	Opinion of Davis Polk & Wardwell.**

10.1	C-TEC Corporation, 1994 Stock Option Plan is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994 (Commission File No. 0-11053).

10.2	C-TEC Corporation 1994 Stock Option Plan, as amended, is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64563.

10.3	C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64677.

10.4	Registration Rights Agreement dated October 23, 1998 among Registrant, Walter Scott, Jr., James Q. Crowe and David C. McCourt is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K dated October 28, 1998 (Commission File No. 0-11053).

10.5	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 0-11053).

10.6	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit 99.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 0-11053).

10.7	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2000 (Commission File No. 0-11053).

Exhibit Number	Description

10.8	Registration Rights Agreement dated February 7, 2002, between Registrant and Level 3 Communications, Inc. is incorporated herein by reference to Exhibit 10.13 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-82366.

10.9	Consulting Agreement dated March 1, 2002, by and between CTE Services, Inc. and James DePolo d/b/a Westminster Marketing Associates is incorporated herein by reference to Exhibit 10(n) to the Company’s Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 0-11053).

10.10	Amendment No. 1 effective May 15, 2002, to the CTE Equity Incentive Plan (formerly known as the CTEC Corporation 1996 Equity Incentive Plan) is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

10.11	Commonwealth Telephone Enterprises, Inc. Bonus Plan is incorporated herein by reference to Exhibit 10(b) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

10.12	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective September 5, 2002 is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 0-11053).

10.13	Shelf Registration Agreement dated as of November 12, 2002 among Registrant, Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-101127.

10.14	Amendment No. 1 to the Registration Rights Agreement dated April 23, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003 (Commission File No. 0-11053).

10.15	Non-Management Directors’ Stock Compensation Plan effective February 25, 2004, is incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2004 (Commission File No. 0-11053).

10.16	Commonwealth Telephone Enterprises, Inc. Commonwealth Builder 401(k) Plan (As Amended 2004) is incorporated herein by reference to Exhibit 4.3 to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 333-117450.

10.17	Agreement and Release dated as of July 20, 2004, by and between Commonwealth Telephone Enterprises Inc. and James DePolo.**

12.1	Statement regarding Computation of Ratios of Earnings to Fixed Charges.*

21.1	A list of subsidiaries of the Registrant is incorporated herein by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (Commission File No. 0-11053).

23.1	Consent of PricewaterhouseCoopers LLP.*

23.2	Consent of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary (included in Exhibit 5.1).**

23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.2).**

24.1	Powers of Attorney.**

25.1	Form T-1 Statement of Eligibility of The Bank of New York as Trustee.**